Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months
	Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
	(In thousands, except ratio amounts)

Earnings:
Income (loss) from continuing operations before income taxes	$19,300	$(9,387)	$(41,242)	$(122,907)	$(29,079)	$13,626
Fixed charges	20,374	96,020	86,735	87,849	88,656	74,917
Earnings	$39,674	$86,633	$45,493	$(35,058)	$59,577	$88,543

Fixed charges:
Interest expense	$20,374	$96,020	$86,735	$87,849	$88,656	$74,917
Fixed charges	20,374	96,020	86,735	87,849	88,656	74,917
Distributions to preferred unitholders	—	61	62	62	61	31
Combined fixed charges	$20,374	$96,081	$86,797	$87,911	$88,717	$74,948

Ratio of earnings to combined fixed charges and preferred unitholder distributions	1.95	—	—	—	—	1.18

Deficiency	$—	$(9,448)	$(41,304)	$(122,969)	$(29,140)	$—